United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-162217).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the six months ended June 30, 2011.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-16269), filed with the Securities and Exchange Commission on May 13, 2011 (our “2010 Form 20-F”).

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or “SEC,” on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition, regulation and rates;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector in each of the markets where we currently operate;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2010 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

PRESENTATION OF FINANCIAL INFORMATION

References herein to “U.S.$” are to U.S. dollars. References herein to “Mexican pesos,” “P.” or “Ps.” are to Mexican pesos.

This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal Mexican peso or constant Mexican peso amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant Mexican pesos at the exchange rate of Ps.11.8389 to U.S.$1.00, which was the rate reported by Banco de México for June 30, 2011, as published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazette”).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the two years ended December 31, 2009 and December 31, 2010 and for the six months ended June 30, 2011, in accordance with IFRS.

Year ended December 31, 2009	Year ended December 31, 2010	Six months ended June 30, 2011
9.2	7.6	7.7

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense and interest implicit in operating leases, minus equity interest in net income of affiliates, during the period.

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2011

AND FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

The following is a summary and discussion of our results of operations for the six months ended June 30, 2011 and 2010 and our financial condition as of June 30, 2011. The following discussion should be read in conjunction with our audited annual consolidated financial statements.

In the opinion of our management, the unaudited interim financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the IFRS presentation made in the annual audited consolidated financial statements incorporated by reference herein from our 2010 Form 20-F. Results of operations for the first six months of 2011 are not, however, necessarily indicative of results to be expected for the full year.

The following tables set forth summary unaudited condensed consolidated financial data of América Móvil at June 30, 2011 and December 31, 2010 and for the six months ended June 30, 2011 and 2010.

	For the six months ended June 30,
	2010	2011	2011
	(in thousands of Mexican pesos)		(millions of U.S. dollars)
	(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.128,330,064	Ps.135,033,282	U.S.$	11,406
Fixed voice services	69,867,867	68,097,495		5,752
Mobile data voice services	36,316,776	47,412,702		4,005
Fixed data services	32,502,292	34,781,691		2,938
Paid television	4,393,411	7,448,052		629
Other services	23,618,434	23,161,453		1,956

Total operating revenues	295,028,844	315,934,675		26,686

Operating costs and expenses:
Cost of sales and services	119,910,193	133,064,342		11,240
Commercial, administrative and general expenses	52,374,844	58,972,723		4,981
Other expenses	1,676,979	1,886,241		160
Depreciation and amortization	41,626,379	45,098,332		3,809

Total operating costs and expenses	215,588,395	239,021,638		20,190

Operating income	79,440,449	76,913,037		6,496

Interest income	2,032,081	3,066,258		259
Interest expense	(7,571,911)	(9,571,394)		(808)
Exchange gain, net	3,602,193	6,491,251		548
Valuation of derivatives and other financial items, net	(6,250,353)	(4,302,375)		(363)
Equity in net income of associated company	357,227	1,298,514		110

Profit before income tax	71,609,686	73,895,291		6,242
Income tax	24,060,570	23,143,913		1,955

Net profit for the period	Ps.47,549,116	Ps.50,751,378	U.S.$	4,287

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.42,129,997	Ps.47,661,868	U.S.$	4,026
Non-controlling interest	5,419,119	3,089,510		261

	Ps.47,549,116	Ps.50,751,378	U.S.$	4,287

	At December 31, 2010	At June 30, 2011	At June 30, 2011
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(unaudited)
Balance Sheet Data
Total current assets	Ps.233,711,972	Ps.244,749,417	U.S.$	20,673

Total non-current assets	642,982,562	650,917,803		54,981

Total assets	876,694,534	895,667,220		75,654
Total current liabilities	204,543,083	235,287,977		19,874
Long-term debt	294,060,952	282,762,701		23,885
Deferred taxes	25,178,166	26,449,393		2,234
Deferred revenues	3,990,184	4,350,335		367
Employee benefits	12,884,979	12,091,750		1,021

Total liabilities	540,657,364	560,942,156		47,381
Equity:
Capital stock	96,433,461	96,425,573		8,145
Retained earnings:
Prior years	105,009,640	152,192,018		12,855
Profit for the period	91,123,052	47,661,868		4,026

Total retained earnings	196,132,692	199,853,886		16,881
Other comprehensive income items	15,085,830	10,704,156		904
Equity attributable to equity holders of the parent	307,651,983	306,983,615		25,930
Non-controlling interests	28,385,187	27,741,449		2,343

Total equity	336,037,170	334,725,064		28,273

Total liabilities and equity	Ps.876,694,534	Ps.895,667,220	U.S.$	75,654

Use of Certain Operating Measures

In analyzing our financial performance, we use certain operating measures that are not included in our financial statements. These operating measures may not be comparable with similarly titled measures and disclosures by other companies. The principal such operating measures are:

ARPU – average revenues per subscriber per month. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period by the average number of wireless subscribers (including both prepaid and postpaid customers) for such period.

MOUs – average minutes of use per subscriber per month. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the average number of wireless subscribers for such period.

Churn – This measure analyzes the rate at which customers disconnect our services (wireless or fixed). We calculate churn rate as the total number of customer disconnections for a given period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service, and prepaid customers are considered disconnected following a specified period of time after they become delinquent, or four months after they cease using our service, so long as they have not activated a calling card or received traffic.

Consolidated Results of Operations for the First Six Months of 2011 and 2010

Operating Revenues

Operating revenues for the first six months of 2011 increased by 7.1% over the first six months of 2010. The Ps.20.9 billion increase was attributable to increases in revenues from our voice and data mobile operations, fixed-line data operations and pay TV services, slightly offset by a decrease in revenues from our fixed-line voice operations.

Voice Mobile—Voice mobile revenues for the first six months of 2011 increased by 5.2% over the first six months of 2010. The increase of Ps.6.7 billion in these revenues was principally due to an increase in traffic, partially offset by reductions in interconnection rates charged to other telecommunications providers in Mexico, Colombia and certain countries in Central America.

Voice Fixed—Voice fixed revenues for the first six months of 2011 decreased by 2.5% from the first six months of 2010. The decrease of Ps.1.8 billion in these revenues was principally due to a decrease in long distance traffic and lower interconnection rates, especially in Mexico.

Data Mobile—Data mobile revenues for the first six months of 2011 increased by 30.6% over the first six months of 2010. The increase of Ps.11.1 billion in these revenues was principally due to increased use of value-added services, including SMS messaging and web browsing on handsets, tablets and notebooks.

Data Fixed—Data fixed revenues for the first six months of 2011 increased by 7.0% over the first six months of 2010. The increase of Ps.2.3 billion in these revenues was principally due to residential subscriber growth.

Pay TV—Pay TV revenues for the first six months of 2011 increased by 69.5% over the first six months of 2010. The increase of Ps.3.1 billion in these revenues was principally due to subscriber growth in our Brazilian operations.

Other services and discounts—Revenues from other services and discounts for the first six months of 2011 decreased by 1.9% from the first six months of 2010. The decrease of Ps.0.5 billion in these revenues primarily reflects an increase in commissions paid to distributors.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first six months of 2011 represented 42.1% of operating revenues compared to 40.6% of operating revenues for the first six months of 2010. In absolute terms, cost of sales and services for the first six months of 2011 increased by 11.0% over the first six months of 2010.

Cost of sales was Ps.42.5 billion for the first six months of 2011 and Ps.38.8 billion for the first six months of 2010 and primarily represented the cost of handsets, accessories and computers sold to customers, resulting from higher total subscriber growth in the first six months of 2011 compared to the first six months of 2010. Costs of handsets, accessories and computers for the first six months of 2011 increased by 9.5% over the first six months of 2010.

Cost of services was Ps.90.5 billion for the first six months of 2011 and Ps.81.1 billion for the first six months of 2010. The 11.7% increase for the first six months of 2011 over the first six months of 2010 was greater than the growth in service revenues, which increased by 6.9%. Cost of services increased faster than service revenues primarily due to increased expenses related to airtime resale resulting from the traffic increase attributable to our plans offering unlimited voice and data in the United States, increased costs of acquiring content and programming, especially for our wireless data and Pay TV services, and royalty payments under our concessions and licenses.

Commercial, administrative and general—Commercial, administrative and general expenses represented 18.7% of operating revenues for the first six months of 2011 and 17.8% of operating revenues for the first six months of 2010. On an absolute basis, commercial administrative and general expenses for the first six months of 2011 increased by 13.3% over the first six months of 2010. The increase principally reflects higher advertising, customer services and collection expenses.

Other expense, net—For the first six months of 2011, we recorded net other expense of Ps.1.9 billion, compared to Ps.1.7 billion for the first six months of 2010.

Depreciation and amortization—Depreciation and amortization for the first six months of 2011 increased by Ps.3.5 billion, or 8.3%, over the first six months of 2010. As a percentage of revenues, depreciation and amortization for the first six months of 2011 increased slightly to 14.3% compared to 14.1% for the first six months of 2010. The increase in depreciation and amortization for the first six months of 2011 reflected the high level of capital expenditures.

Operating Income

Operating income for the first six months of 2011 decreased by 3.2% from the first six months of 2010, reflecting the increase in our operating costs and expenses. Operating margin (operating income as a percentage of operating revenues) for the first six months of 2011 was 24.3% compared to 26.9% for the first six months of 2010. The decrease in our operating margin for the first six months of 2011 was due principally to higher costs for subscriber acquisition, acquisition of content and programming, network maintenance, airtime resale, customer service and royalty payments under our concessions and licenses.

Net Interest Expense

Net interest expense (interest expense less interest income) for the first six months of 2011 increased by 17.4% (or Ps.966 million) over the first six months of 2010. The increase reflects a higher average level of net debt (average indebtedness less average cash and cash equivalents) resulting from new borrowings, and the payment of the cash purchase price in the offers for CGT and Telmex Internacional, in the first half of 2011.

Foreign Exchange Gain, Net

We recorded net foreign exchange gain of Ps.6.5 billion for the first six months of 2011, compared to Ps.3.6 billion for the first six months of 2010. The higher level of net foreign exchange gain was primarily attributable to a higher rate of appreciation of the Mexican peso against U.S. dollar, the currency in which a considerable part of our indebtedness is denominated.

Valuation of Derivatives and Other Financial Items, Net

We recognized net fair value losses of Ps.4.3 billion for the first six months of 2011, compared to Ps.6.3 billion for the first six months of 2010. This item principally reflected changes in the valuation of our derivative instruments, and the lower level of net fair value losses reflected a reduction in the use of derivative instruments.

Equity in Results of Associates

Our proportionate share of the net profit of Net Serviços was Ps.1.3 billion for the first six months of 2011, compared to Ps.0.4 billion for the first six months of 2010. Our interest in Net Serviços increased to 91.9% as a result of our cash tender offer.

Income Tax

Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 31.9% for the first six months of 2011, compared to 33.8% for the first six months of 2010, reflecting changes in the geographical composition of our profit before income tax.

Net Profit

We had net profit of Ps.50.8 billion for the first six months of 2011, an increase of Ps.3.3 billion over the first six months of 2010, as improved results of financing and a lower effective tax rate more than offset a decrease in operating income.

Liquidity and Capital Resources

As of June 30, 2011, we had net debt of Ps.216.8 billion, compared to Ps.206.7 billion at December 31, 2010.

Our total indebtedness as of June 30, 2011 was Ps.304.2 billion, of which Ps.21.4 billion was classified as short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments that we use to manage our interest rate and foreign exchange exposure, approximately Ps.129.9 billion, or 43%, of our total indebtedness as of June 30, 2011 was denominated in U.S. dollars. In addition, approximately Ps.88.9 billion, or 29%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.215.3 billion, or 71%, bore interest at fixed rates. Outstanding debt at June 30, 2011 does not reflect loans drawn under existing revolving credit facilities of approximately U.S.$1 billion, the issuance of commercial paper for Ps.1.5 billion and the issuance of notes maturing in 2017 for an aggregate amount of Swiss francs 270 million.

The maturities of our long-term debt as of June 30, 2011 were as follows:

Years	Amount
	(millions of Mexican pesos as of June 30, 2011)
2012	Ps.	6,450
2013		38,739
2014		32,849
2015		32,544
2016		14,979
2017 and thereafter		157,202

Total	Ps.	282,763

We regularly assess our interest rate and foreign exchange exposures in order to determine whether to hedge our exposures. We may use derivative instruments to hedge our exposures.

We have continued to repurchase shares of our capital stock under our share repurchase program. During the first six months of 2011, we repurchased approximately 988.8 million Series L shares and 0.3 million Series A shares for aggregate purchase price of Ps.29.3 billion.

As of June 30, 2011, cash and cash equivalents amounted to Ps.87.5 billion, slightly down from Ps.95.9 billion as of December 31, 2010. During the first six months of 2011, we used approximately Ps.2.2 billion to pay dividends and Ps.39.9 billion to fund capital expenditures.

Segment Results of Operations for the First Six Months of 2011 and 2010

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the six months period ended June 30, 2010
	Operating revenues		Operating income
	(in millions of Mexican pesos)
	(unaudited)
Mexico Wireless	Ps.	67,498	Ps.	35,178
Mexico Fixed		54,770		15,862
Brazil		73,354		7,954
Southern Cone		20,514		4,522
Colombia and Panama		24,091		6,993
Andean Region		14,025		4,414
Central America		8,423		859
United States		16,329		1,729
Caribbean		13,388		1,532
Other		2,638		397

Total	Ps.	295,029	Ps.	79,440

	For the six months period ended June 30, 2011
	Operating revenues		Operating income
	(in millions of Mexican pesos) (unaudited)
Mexico Wireless	Ps.	71,848	Ps.	36,557
Mexico Fixed		52,527		13,519
Brazil		81,340		4,905
Southern Cone		23,194		4,874
Colombia and Panama		26,796		8,130
Andean Region		15,470		5,271
Central America		8,543		625
United States		21,223		1,578
Caribbean		12,546		1,382
Other		2,448		72

Total	Ps.	315,935	Ps.	76,913

Mexico Wireless

Mexico Wireless segment operating revenues for the first six months of 2011 increased by 6.4% over the first six months of 2010. This increase was primarily driven by an increase in data revenues. Wireless voice revenues for the first six months of 2011 decreased by 1.4% from the first six months of 2010, as growth in revenues from monthly charges and airtime, long distance and roaming services were more than offset by lower interconnection revenues due to lower interconnection fees that were not compensated by volume. Wireless data revenues for the first six months of 2011 increased by 24.2% over the first six months of 2010, principally due to increased revenue from SMS messaging, two-way messaging and e-commerce. For the first six months of 2011, the components of service revenues were wireless voice (68.1%) and wireless data (31.9%).

Average MOUs per subscriber for the first six months of 2011 increased by 6.9% over the first six months of 2010. ARPU for the first six months of 2011 decreased by 4.5% from the first six months of 2010. During the first six months of 2011, we lowered the price of some of our services, including wireless voice and data services, in Mexico through new commercial plans and promotions, which contributed to the increase in subscribers (primarily prepaid subscribers) and MOUs but dampened the level of ARPU. Reductions in interconnection tariffs and a decline in traffic resulted in lower interconnection revenues for the first six months of 2011. The wireless churn rate for our Mexican Wireless operations for the first six months of 2011 remained stable at 3.0% compared to the first six months of 2010.

Mexico Wireless segment operating income for the first six months of 2011 increased by 3.9% from the first six months of 2010. Segment operating margin was 50.9% for the first six months of 2011 and 52.1% for the first six months of 2010. The decrease in segment operating margin for the first six months of 2011 was due principally to reductions in interconnection rates, increased costs of equipment, the development of new customer care centers, and payments to software and mobile data content developers.

Mexico Fixed

Mexico Fixed segment operating revenues for the first six months of 2011 decreased by 4.1% from the first six months of 2010. This decrease was principally due to decreases in voice revenues, partially offset by an increase in data revenues. Fixed voice revenues for the first six months of 2011 decreased by 7.5% from the first six months of 2010, reflecting significant reductions in local and long distance traffic and lower interconnection fees. Revenues from broadband and corporate network services for the first six months of 2011 increased by 7.4% over the first six months of 2010, principally due to corporate and residential subscriber growth. For the first six months of 2011, the components of service revenues were fixed voice (67.6%) and broadband and corporate network services (32.4%).

The fixed voice churn rate increased slightly from 0.9% for the first six months of 2010 to 1.1% for the first six months of 2011. The broadband churn rate remained stable at 1.4% for the first six months of 2011 compared to the first six months of 2010.

Mexico Fixed segment operating income for the first six months of 2011 decreased by 8.9% from the first six months of 2010. Segment operating margin was 23.5% for the first six months of 2011 and 24.7% for the first six months of 2010. The decrease in segment operating income and operating margin for the first six months of 2011 was due principally to the decrease in operating revenues and increased costs of equipment, network maintenance costs and administrative expenses.

Brazil

Brazil segment operating revenues for the first six months of 2011 increased by 10.9% over the first six months of 2010. This increase partly reflects the appreciation of the Brazilian real against the Mexican peso. It was also due to increases in wireless data and Pay TV revenues. Wireless data revenues for the first six months of 2011 increased by 26.1% and fixed data revenues for the first six months of 2011 increased 6.5%, in each case compared to the first six months of 2010, as a result of greater use of value-added services, such as SMS messaging and web browsing on handsets, tablets and notebooks. Pay TV revenues for the first six months of 2011 increased by nearly 160% over the first six months of 2010 as a result of subscriber growth driven by new commercial packages offered by Embratel and Net Serviços. Wireless and fixed voice revenues for the first six months of 2011 were flat compared to the first six months of 2010. For the first six months of 2011, the components of service revenues were wireless voice and wireless data services (47.8%) and fixed voice, broadband and pay TV services (52.2%).

Average MOUs per subscriber for the first six months of 2011 decreased by 6.5% compared with the first six months of 2010. The decrease in average MOUs for the first six months of 2011 reflected the shift in consumer preference from voice to data services, which was partly driven by our new commercial plans and promotional packages in Brazil. On a local-currency basis, ARPU for the first six months of 2011 decreased by 11.8% from the first six months of 2010. This decrease for the first six months of 2011 reflected a decrease in monthly, airtime and interconnection rates.

Brazil segment operating income for the first six months of 2011 decreased by 38.3% from the first six months of 2010. Segment operating margin was 6.0% for the first six months of 2011 and 10.8% for the first six months of 2010. The decrease in segment operating income and operating margin for the first six months of 2011 is due principally to subscriber acquisition costs, costs of acquiring content and programming, especially for our wireless data and Pay TV services, and royalty payments under our concessions and licenses.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues the first six months of 2011 increased by 13.1% over the first six months of 2010. This increase partly reflected the appreciation of the local currencies against the Mexican peso. It was also driven by growth in wireless voice and data, fixed voice and Chilean Pay TV revenues. For the first six months of 2011, wireless voice and data services were 85.9% of service revenues.

Average MOUs per subscriber for the first six months of 2011 increased by 6.1% over the first six months of 2010, primarily due to promotional packages for prepaid and postpaid services. On a local-currency basis, ARPU for the first six months of 2011 increased by 13.1% in Argentina, Paraguay and Uruguay and decreased by 3.6% in Chile, in each case compared to the first six months of 2010. ARPU was positively affected by higher prices in Argentina and higher usage of data in all countries, but adversely affected by lower usage by newly-added subscribers.

Southern Cone segment operating income for the first six months of 2011 increased by 7.8% over the first six months of 2010. Segment operating margin was 21.0% for the first six months of 2011 and 22.0% for the first six months of 2010. Results of operations in all countries in the segment reflected the increased leverage of our network and customer service infrastructure resulting from higher revenues, which in Chile was more than offset by increases in subscriber and content acquisition costs.

Colombia and Panama

Colombia and Panama segment operating revenues for the first six months of 2011 increased by 11.2% over the first six months of 2010. This increase reflected principally an increase in wireless data and fixed voice revenues. Fixed and wireless data services for the first six months of 2011 increased by 27.0% over the first six months of 2010, as a result of new promotional packages focused on SMS texting and web browsing on handsets, tablets and notebooks, as well as increased growth in use of voice services. Fixed and wireless voice revenues for the first six months of 2011 increased by 6.8% over the first six months of 2010. Pay TV revenues for the first six months of 2011 increased by 2.6% over the first six months of 2010. For the first six months of 2011, wireless voice and wireless data services represented 83.3% of our segment service revenues.

Average MOUs per subscriber for the first six months of 2011 increased by 0.5% over the first six months of 2010. On a local-currency basis, ARPU for the first six months of 2011 increased by 0.5% over the first six months of 2010. The increases in average MOUs and ARPU for the first six months of 2011 reflected primarily higher traffic resulting from the net increase in subscriber growth.

Colombia and Panama segment operating income for the first six months of 2011 increased by 16.3% over the first six months of 2010. Segment operating margin was 30.3% for the first six months of 2011 and 29.0% for the first six months of 2010.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for the first six months of 2011 increased by 10.3% over the first six months of 2010. This increase in service revenues primarily reflected higher usage of wireless and fixed data and Pay TV services, partially offset by a decrease in usage of fixed voice services in Peru.

Average MOUs per subscriber for the first six months of 2011 increased by 28.0% over the first six months of 2010, reflecting principally increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. On a local-currency basis, ARPU for the first six months of 2011 increased by 5.8% in Ecuador and increased by 1.1% in Peru, in each case compared to the first six months of 2010.

Andean Region segment operating income for the first six months of 2011 increased by 19.4% over the first six months of 2010. Segment operating margin was 34.1% for the first six months of 2011 and 31.5% for the first six months of 2010. The increase in segment operating income and operating margin for the first six months of 2011 was driven by the increase in operating revenues.

Central America—Guatemala, El Salvador, Honduras and Nicaragua

Central America segment operating revenues for the first six months of 2011 increased by 1.4% over the first six months of 2010. These decreases in service revenues were driven primarily by decreases in wireless and fixed voice services resulting from reductions in local and long distance interconnection charges, offset by increases in fixed and wireless data and Pay TV services.

Average MOUs per subscriber for the first six months of 2011 increased by 20.7% over the first six months of 2010, primarily due to new commercial plans for voice and data services. On a U.S. dollar basis, ARPU for the first six months of 2011 increased by 1.6% over the first six months of 2010.

Central America segment operating income for the first six months of 2011 decreased by 27.3% from the first six months of 2010. Operating margin for the first six months of 2011 was 7.3% compared to 10.2% for the first six months of 2010. These decreases were primarily driven by the increase in costs relating to network maintenance, subscriber acquisition and acquisition of content and programming.

United States

United States segment operating revenues for the first six months of 2011 increased by 30.0% over the first six months of 2010. This increase in service revenues reflected principally new commercial plans and promotional packages, such as Straight Talk, Safe Link and Net 10, that contributed to the increase in subscriber growth and usage.

Average MOUs per subscriber for the first six months of 2011 increased by 100% over the first six months of 2010. On a local-currency basis, ARPU for the first six months of 2011 increased by 23.9% over the first six months of 2010. The increase in average MOUs and ARPU was primarily due to our new commercial plans and promotional packages.

United States segment operating income for the first six months of 2011 decreased by 8.7% from the first six months of 2010. Segment operating margin was 7.4% for the first six months of 2011 and 10.6% for the first six months of 2010. The decrease in operating income and margin primarily reflected higher costs for airtime resale, subscriber acquisition and customer service.

Caribbean—Dominican Republic, Puerto Rico and Jamaica

Caribbean segment operating revenues for the first six months of 2011 decreased by 6.3% from the first six months of 2010. These decreases in service revenues were driven primarily by lower voice revenues, partially offset by increases in wireless data and Pay TV services, in each case as a result of more aggressive pricing practices. For the first six months of 2011, the components of segment operating revenues were wireless voice and wireless data services (49.4%) and fixed voice, broadband and pay TV services (50.6%).

Average MOUs per subscriber for the first six months of 2011 increased by 5.9% over the first six months of 2010, primarily due to more competitive packages for wireless voice services. On a U.S. dollar basis, ARPU for the first six months of 2011 were flat compared to the first six months of 2010.

Caribbean segment operating income for the first six months of 2011 decreased by 9.8% from the first six months of 2010. Segment operating margin was 11.0% the first six months of 2011 and 11.4% for the first six months of 2010. The decreases in segment operating income and operating margin for the first six months of 2011 reflected lower operating revenues and higher network maintenance, administration and consumer services expenses.

RECENT DEVELOPMENTS

Acquisition of Digicel Operations in Honduras and El Salvador and Divestiture of Our Operations in Jamaica

In March 2011, we entered into an agreement with Digicel Group Limited and its affiliates (“Digicel”) to acquire 100% of Digicel’s operations in Honduras and El Salvador. As part of this transaction, we are selling our operations in Jamaica to Digicel. The completion of the transaction is, among other conditions, subject to governmental and regulatory approvals in Honduras, El Salvador and Jamaica and is expected to occur during the third quarter of 2011.

Fine levied against Telcel by the Mexican Competition Commission

In April 2011, following a regulatory inquiry initiated in 2006, the Mexican Competition Commission (Comisión Federal de Competencia, or “Cofeco”) notified our subsidiary Telcel of a resolution imposing a fine of Ps.11,989 million for alleged “relative monopolistic pricing practices” (prácticas monopólicas relativas) that also constituted a repeat offense (reincidencia). Under applicable Mexican law, Cofeco can impose a penalty for a repeat offense equivalent to the higher of twice the fine applicable to a first-time offense, 10% of the offender’s total assets, or 10% of the offender’s total sales for its previous fiscal year. Otherwise, the applicable fine would have been approximately Ps. 54 million. Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense. Telcel has submitted a petition for reconsideration (recurso de reconsideración) to Cofeco. If Cofeco resolves to uphold its determination regarding the fine or any part of it, Telcel plans to seek an injunction (amparo) from a Mexican court against Cofeco’s resolution. While there can be no assurance, we believe that payment of a fine arising from the Cofeco’s resolution is not probable, and consequently we have not recorded a provision for accounting purposes through June 30, 2011. It is, however, possible that we will be unsuccessful in our legal challenges to the fine, and in that event our financial situation would be negatively affected.

Telmex Interconnection Rates

In June 2011, our subsidiary Telmex was informed by the Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) of the passing of resolutions mandating reductions to interconnection rates Telmex charges to other telecommunications providers. Specifically, Cofetel’s resolutions reduced the interconnection rate for long-distance calls from Ps.0.11550 per minute to Ps.0.03951 per minute. In addition, Cofetel’s resolutions reduced the interconnection rate charged to other telecommunications providers in rural areas from Ps.0.75000 per minute to Ps.0.04530 per minute. Although we and Telmex are evaluating the scope and legal grounds of the resolutions and expect to challenge them, Telmex will comply with the resolutions pending such challenges.

2-for-1 Stock Split

In June 2011, we effected a 2-for-1 stock split of all shares that represent our capital stock. The stock split had been approved by our shareholders at our annual shareholders’ meeting in April 2011.

Acquisition of 20% Interest in Star One

In July 2011, our subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired a 20% interest in Star One S.A. (“Star One”) from GE Satellite Holdings LLC and its affiliates for a total purchase price of U.S.$235 million. Star One is a Brazilian company that provides satellite services in Brazil. Prior to that date, Embratel owned the remaining 80% interest in Star One, so that Embratel now owns all of the shares representing the capital stock of Star One.

Tender Offer for Outstanding Shares of Telmex

On August 1, 2011, we announced that our board of directors approved a tender offer (the “TMX Tender Offer”) for all of the outstanding shares of all classes of capital stock of Telmex that we do not indirectly own. The shares that are the subject of the TMX Tender Offer represent approximately 40.04% of the total equity of Telmex. The purchase price will be Ps.10.50 per share and Ps.210.00 Mexican pesos per ADS. The total purchase price will be approximately Ps.75.8 billion (equivalent to approximately U.S.$6.5 billion), assuming that the TMX Tender Offer is fully subscribed. We expect to finance the payment of the purchase price with a combination of cash on hand and the proceeds of new borrowings, including the sale of the notes offered by this prospectus supplement. The completion of the TMX Tender Offer is, among other conditions, subject to governmental and regulatory approvals in Mexico and the United States and is expected to occur during the fourth quarter of 2011. This prospectus supplement does not relate to the TMX Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Date: August 31, 2011	Title: General Counsel

EXHIBIT INDEX

Exhibits

Documents filed as exhibits to this report:

11.1	Calculation of Ratio of Earnings to Fixed Charges